Exhibit 1.01

Garmin Ltd.

Conflict Minerals Report

For the Year Ended December 31, 2021

Introduction

This Report for the reporting period beginning on January 1, 2021 and ending on December 31, 2021 has been prepared pursuant to Rule 13p-1 (the "SEC Rule") under the Securities Exchange Act of 1934, as amended, and based upon reliance on guidance provided by the staff of the Securities and Exchange Commission on April 7, 2017.

This Report describes the processes undertaken during 2021 for Garmin products that contain gold, columbite-tantalite (coltan), cassiterite, wolframite, and their derivatives, tantalum, tin and tungsten (collectively, the "Covered Minerals").

These products consist of the following (and accessories for these products such as power cables and adapters):

(a)
Fitness. Garmin’s lines of running and multi-sport watches, wearable fitness activity tracking devices and smartwatches, cycling computers, indoor cycling equipment, power meters, and cycling lights and awareness products.

(b)
Outdoor. Garmin’s lines of adventure watches, outdoor handheld devices, satellite communication devices, handheld golf devices, golf club sensors, golf watches, golf laser range finders, golf launch monitors, and dog tracking and training devices.

(c)
Aviation. Garmin’s lines of GPS-enabled navigation equipment, VHF communications transmitters/receivers, multi-function displays, electronic flight instrumentation systems (EFIS), automatic flight control systems, traffic advisory systems and traffic collision avoidance systems, terrain awareness and warning systems, weather radars, instrument landing system (ILS) receivers, surveillance products, audio panels, cockpit datalink systems, and wearable pilot devices.

(d)
Marine. Garmin’s lines of chartplotters, sounders, fishfinder/GPS combination devices, dedicated fishfinders, marine wearable devices, radars, autopilot systems, radios, sailing instruments, transducers with black box bridges, audio systems, marine instruments with transducers, marine cameras, trolling motors, and digital switching.

(e)
Automotive. Garmin’s lines of personal navigation devices for automobiles, motorcycles, trucks, recreation vehicles and off-road vehicles, dashboard and backup cameras, integrated cameras, and embedded positioning, navigation, computing and infotainment systems.

Garmin supports an industry-wide approach to addressing social responsibility issues throughout the supply chain. As part of this approach, Garmin collaborates with others in the industry through its participation in the Responsible Minerals Initiative ("RMI").

The RMI is an industry-wide initiative to develop control systems regarding smelters and refiners through independently validated audits under the RMI's Responsible Minerals Assurance Process ("RMAP"). The RMI's RMAP uses an independent third-party assessment of smelter/refiner management systems and sourcing practices to validate conformance with RMAP standards. These RMAP standards are designed to meet the requirements of, among other things, the OECD Guidance (as described below under 'Due Diligence'). The RMI publishes online a list of smelters and refiners that meet the standards of the RMAP assessment.

Garmin Ltd.

Conflict Minerals Report

For the Year Ended December 31, 2021

In addition, the RMI developed the Conflict Minerals Reporting Template (the "CMRT") to standardize the collection and transfer of information through the supply chain regarding mineral country of origin and the identity of smelters and refiners being utilized.

Garmin also utilizes the iPoint Conflict Minerals Platform ("iPCMP"), a web-based software solution developed by iPoint, Inc. ("iPoint") in coordination with the automotive industry for tracking and reporting Covered Minerals compliance information.

Reasonable Country of Origin Inquiry

Establish Strong Company Management Systems

Garmin adopted a Conflict Minerals Policy (the "Policy"), which is publicly available on our website at https://www.garmin.com/en-US/sustainability/social/human-rights/. As stated in the Policy, Garmin expects each of its suppliers to do all of the following:

(a)
Adopt a policy of responsible sourcing of minerals and pass this requirement through its supply chain;
(b)
Implement due diligence processes and mitigation plans to support that policy;
(c)
Train and instruct applicable employees regarding responsible sourcing policies, due diligence processes and mitigation plans;
(d)
Comply with our Supplier Code of Conduct;
(e)
Source materials from socially responsible suppliers; and
(f)
Complete and return to us the CMRT in a timely manner and provide us all other information we may request regarding the sourcing of minerals in products supplied to Garmin.

Garmin’s Conflict Minerals Policy sets forth a grievance mechanism for concerns and violations of the Policy to be reported to Garmin Ltd.’s Board of Directors through Garmin's chief compliance officer.

Garmin also established a steering committee comprised of senior executive officers to oversee Garmin’s conflict minerals program. Garmin established a multi-disciplinary working group of Garmin employees to develop and implement Garmin’s conflict minerals program under the oversight of the steering committee.

Identify and Assess Risk in the Supply Chain

In 2021, Garmin identified 886 suppliers and manufacturers that provide products to Garmin that contain or might reasonably be expected to contain one or more of the Covered Minerals. Garmin engaged iPoint to assist in the collection of data from those suppliers and manufacturers. Through iPoint, Garmin informed suppliers and manufacturers about the SEC Rule and requested that recipients complete and submit a CMRT, including all smelter/refiner information for any of the Covered Minerals contained in their products.

Garmin determined that it had reason to believe that Covered Minerals included in its products may have originated in the Democratic Republic of Congo or an adjoining country (each, a "Covered Country") and are not from recycled or scrap sources. Therefore, Garmin undertook due diligence measures on the source and chain of custody of Covered Minerals included in its products, as described below.

Garmin Ltd.

Conflict Minerals Report

For the Year Ended December 31, 2021

Due Diligence

Design of Due Diligence

Garmin designed its due diligence measures in conformance with the due diligence related steps of the Organisation for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as further set forth in the specific guidance for downstream companies contained in the supplements on tin, tantalum, tungsten and gold (the "OECD Guidance"). Garmin's actions with respect to Step 1 ('Establish Strong Company Management Systems') and Step 2 ('Identify and Assess Risk in the Supply Chain') of the OECD Guidance are described above.

Due Diligence Measures Performed

Step 3 of the OECD Guidance: Design and Implement a Strategy to Respond to Identified Risks

In 2021, CMRTs submitted by suppliers and manufacturers via the iPCMP were reviewed using industry-standard acceptance criteria selected by iPoint. CMRTs that satisfied the acceptance criteria were then compared against the RMI's published list of smelters and refiners that meet the standards of the RMAP assessment.

Garmin and iPoint have procedures to follow-up with suppliers who submitted a CMRT that did not satisfy Garmin's expectations and the applicable acceptance criteria. In addition, Garmin and iPoint have procedures for following up and escalating with suppliers and manufacturers who do not submit a completed CMRT by our response deadline. Suppliers and manufacturers were informed that a failure to respond adequately and within established deadlines could adversely affect their supplier rating and could result in corrective action.

Step 4 of the OECD Guidance: Support the Development and Implementation of Independent Third-Party Audits

As stated above, Garmin supports an industry-wide initiative to perform independent third-party audits of the due diligence and procurement activities of smelters and refiners through Garmin’s membership and participation during 2021 in the RMI.

Step 5 of the OECD Guidance: Report Annually on Supply Chain Due Diligence

As required under the SEC Rule, Garmin files annually with the SEC its Conflict Minerals Report on Form SD. Garmin also publishes annually its Conflict Minerals Report on its website at https://www.garmin.com/en-US/sustainability/reports-policies/. The content of any website referenced in this Report is not incorporated by reference into this Report.

Garmin believes that our membership and participation in the RMI during 2021, our requests of suppliers to complete and submit the CMRT, our due diligence measures described above, and the policies and expectations set forth in our Conflict Minerals Policy, Supplier Code of Conduct and supplier contracts constitute the most reasonable efforts Garmin can undertake to determine the mine or location of origin of Covered Minerals in our supply chain.